================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ________________

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               ________________

                             CHENIERE ENERGY INC.
                               (Name of Issuer)


                   Common Stock, $0.003 par value per share
                         (Title of Class of Securities)


                                   16411R109
                                (CUSIP Number)


                                Dominique Lang
                                 Arabella S.A.
                                   RCB49756
                          35 Rue Glesener, Luxembourg
                                 41-12-67-4080
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                              September 16, 1998
      (Date of Event Which Requires Filing of Statement on Schedule 13D)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), checking the following box.

                              (Page 1 of 2 pages)

================================================================================

                                 SCHEDULE 13D

  CUSIP NO. 16411R109                                      Page 2 of 2 Pages

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
(1)   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Arabella S.A.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(2)                                                             (a)
                                                                (b)
------------------------------------------------------------------------------
      SEC USE ONLY
(3)

------------------------------------------------------------------------------
      SOURCE OF FUNDS:
(4)
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)
(5)
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
(6)
      Luxembourg
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                    (7)
     NUMBER OF            4,595,600 (includes warrants to purchase 855,000
                          shares)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY     (8)
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                    (9)
    REPORTING             4,595,600 (includes warrants to purchase 855,000
                          shares)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         (10)
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
(11)
      4,595,600 (includes warrants to purchase 855,000 shares)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(12)

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
(13)
      11.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
(14)
      CO
------------------------------------------------------------------------------

Item 1.         Security and Issuer

          This statement on Schedule 13D relates to the common stock, par value $0.003 (the "Common Stock") of Cheniere Energy, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1200 Smith Street, Suite 1740, Houston, Texas 77002.

Item 2.         Identity and Background

          a.    This Schedule 13D is filed by Arabella S.A. ("Arabella").

          b.-c. Arabella is a Luxembourg corporation, whose shares are traded on the Luxembourg Stock Exchange. Arabella's principal business is the purchase, sale, exchange, acquisition and holding of investment securities. Arabella's principal business address is RC B49756, 35 Rue Glesener, L-1631 Luxembourg.

          The executive officers of Arabella are Michael El-Khoury, Chairman, and Dominique Lang, Managing Director (CEO)

          The directors of Arabella are Mr. El-Khoury, Mr. Lang, Pierre Caland, Nuno Brandolini, Jacques Loesch, and Alfred Wiederkehr.

          Mr. El-Khoury's principal business address is c/o N.E.C.B. Centre Sofil, Achrafieh-Beirut Lebanon.

          Mr. Lang's principal business address is c/o Nomina Financial Services Waldmanstrasse 8, P.O. Box 319, Zurich, Switzerland, CH8024.

          Mr. Caland's principal business address is c/o N.E.C.B. 25 Avenue Pierre Premier de Serbie, Paris, France 75016.

          Mr. Brandolini's principal business address is c/o Scorpion Holdings, Inc., 505 Park Avenue, 12th Floor, New York, NY 10022.

          Mr. Loesch's principal business address is c/o Loesch & Wolter, rue Goethe B.P. 1107 L-L1011, Luxembourg Grand Duche de Luxembourg.

          Mr. Wiederkehr's principal business address is c/o Wiederkehr Forster Bahnhofstrasse 44 P.O. box 6040 8023 Zurich, Switzerland.

          d. None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          e. None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          f. Mr. El-Khoury is a citizen of Lebanon. Mr. Lang is a citizen of Switzerland. Mr. Caland is a citizen of France. Mr. Brandolini is a citizen of Italy. Mr. Loesch is a citizen of Luxembourg. Mr. Wiederkehr is a citizen of Switzerland.

Item 3.         Source and Amount of Funds or Other Consideration

          The shares of Common Stock and warrants to purchase common stock as described in Item 4 were acquired by Arabella for an aggregate of $951,800 in cash, and the making, extending and forgiving of a loan of $1,900,000 and applicable interest thereon. The source of such funds was working capital of Arabella. No portion of such funds was borrowed.

Item 4.         Purpose of Transaction

          On December 5, 1997, Arabella acquired 150,600 shares in a private transaction at a cost of $3.00 per share.

          On December 18, 1997 Arabella provided a loan of $1,900,000 to BSR Investments, Ltd. ("BSR"), an affiliate of Cheniere. The note evidencing this loan was due on March 15, 1998. In connection with this loan, Cheniere issued to Arabella warrants to purchase 475,000 shares of Common Shares at $2.375 per share. These warrants expire on December 31, 2001.

          On September 16, 1998, Cheniere issued to Arabella warrants to purchase an additional 380,000 shares of common stock at $1.50 per share in consideration for extending the maturity date of the loan. These warrants expire on September 15, 2002. In addition, the exercise price of the warrants issued on December 18, 1997 was lowered to $1.50 per share.

          On March 1, 1999, BSR issued 1,900,000 shares of Common Stock to Arabella in exchange for cancellation of the principal amount of the loan.

          On December 1, 1999, Arabella purchased 1,500,000 shares of Common Stock from Cheniere for $500,000. In addition, BSR issued Arabella 190,000 shares in lieu of interest on the loan.

          Arabella acquired the Common Stock and warrants reported herein for investment purposes.

          Depending on market conditions and other factors that Arabella may deem material to its investment decision, Arabella may purchase additional Common Stock in the open market or in private transactions or may dispose of all or a portion of the Common Stock that Arabella now owns or hereafter may acquire.

          Except as set forth in this Item 4, Arabella has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.         Interest in Securities of the Issuer

          a. The aggregate number of shares of Common Stock that Arabella owns beneficially, pursuant to Rule 13d-3 of the Act, is 4,595,600 (including 855,000 shares subject to purchase upon exercise of warrants), which constitutes approximately 11.2% of the outstanding shares (including such 855,000 shares), based on 40,212,472 shares outstanding, as reported by Cheniere in its Report on Form S-3 Filed on January 18, 2000.

          b. Arabella has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,595,000 shares (including 885,000 shares subject to purchase upon exercise of the warrants).

          c. Except as set forth in Item 4 above, neither Arabella nor, to the best knowledge of Arabella, the executive officers and directors of Arabella has effected any transactions in the shares in the past sixty (60) days.

          d. Arabella affirms that no person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the shares owned by Arabella.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          None.

Item 7.         Material to be Filed as Exhibits

          None.

                                  SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  ARABELLA, S.A.


                                                  By:  /s/ Nuno Brandolini
                                                       ---------------------
                                                       Name: Nuno Brandolini
                                                       Title: Director

Dated:  February 11, 2000